

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 3, 2007

<u>Via Facsimile</u>

Trent N. Tappe
Vice President and Senior Corporate Governance
  and Securities Counsel
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

      RE: WMG Acquisition Corp.
               Warner Music Group Corp.
               Form 10-K: For the Year Ended September 30, 2006
               File Numbers: 333-121322, 001-32502

Dear Mr. Tappe:

      We have completed our review of your Form 10-Ks and related filings, and at this time do not have further comments.

                          Sincerely,

                          Michael Fay
                          Accounting Branch Chief